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                                                                    Exhibit 99.1

O2Micro(R) Accelerates Vesting of "Underwater" Stock Options

SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--June 29, 2005--O2Micro(R) International Limited (Nasdaq:OIIM), a leading supplier of innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets, today announced that its Board of Directors has approved the full accelerated vesting of approximately 350,000 unvested outstanding employee stock options. Specifically options held by current employees, excluding executive officers, and directors, to purchase O2Micro ordinary shares with option exercise prices greater than $17.00.

This price was selected because it was significantly higher than the price at which O2Micro stock traded during the period prior to this acceleration. From January 3, 2005 through June 28, 2005, the closing price of O2Micro ordinary shares on the Nasdaq National Market has ranged from a low of $8.74 to a high of $14.72. The acceleration is effective as of June 29, 2005.

At the time these options were initially granted, the expense for stock options was accounted for in a footnote to the financial statements and had no direct impact on reported earnings. However, Financial Accounting Standard Board Statement No. 123 will require the expense to be reported as a charge in earnings in the financial statements. Accelerating the vesting of these options will accelerate the recognition of the remaining expense associated with these options, which as of June 28, 2005, is estimated to be $2,200,000 but it will be reported in the footnotes to O2Micro financial statements. The purpose of this acceleration is primarily to avoid recognizing expense in future financial statements.

The Board of Directors evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on O2Micro market value. In addition, because these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

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O2Micro International maintains an extensive portfolio of intellectual property with 2,483 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, and the estimated expense that will be recognized in our financial statements associated with the acceleration of the vesting of these options, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact:
     O2Micro
     Gil Goodrich, 408-987-5920 ext. 8013
     gil.goodrich@o2micro.com